UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 10)*
DISH NETWORK CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

278762109
(CUSIP Number)

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
 DISH Network Corporation
 9601 S. Meridian Blvd.
 Englewood, Colorado 80112
 (303) 723-1000
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

September 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278762109

1.	NAME OF REPORTING PERSON

Charles W. Ergen

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.                SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 157,632,951 VOTING SHARES (1) 1,180,000 SIXTY DAY SHARES (2)
8. SHARED VOTING POWER 75,001,701 OTHER SHARES (3)
9. SOLE DISPOSITIVE POWER 157,632,951 VOTING SHARES (1) 1,180,000 SIXTY DAY SHARES (2)
10. SHARED DISPOSITIVE POWER 75,001,701 OTHER SHARES (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

233,814,652

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 53.3% (4)

14.	TYPE OF REPORTING PERSON

IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”) of which Mr. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent:  (i) 538,652 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 19,025 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 21,140 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 157,054,134 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.  Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent: (i) 235 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; (ii) 1,466 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; and (iii) 75,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2009 DISH GRAT.

(4) Based on 205,187,102 shares of Class A Common Stock outstanding on September 3, 2010 and assuming conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 52.6%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of the Company representing approximately 89.6% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278762109

1.	NAME OF REPORTING PERSON

Cantey M. Ergen

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.              SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 75,001,701 VOTING SHARES (1)
8. SHARED VOTING POWER 157,632,951 OTHER SHARES (2)
9. SOLE DISPOSITIVE POWER 75,001,701 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER 157,632,951 OTHER SHARES (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

232,622,582

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 53.2% (3)

14.	TYPE OF REPORTING PERSON

IN

(1) “Voting Shares” include all shares of Class A Common Stock and Class B Common Stock of DISH Network of which Mrs. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent:  (i) 235  shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; (ii) 1,466 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; and (iii) 75,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2009 DISH GRAT.

(2) “Other Shares” represent: (i) 538,652 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 19,025 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 21,140 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 157,054,134 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) Based on 205,187,102 shares of Class A Common Stock outstanding on September 3, 2010 and assuming conversion of the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 52.4%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of the Company representing approximately 89.6% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278762109

1.	NAME OF REPORTING PERSON

Ergen Two-Year 2009 DISH GRAT

2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.                SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 75,000,000 VOTING SHARES (1)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 75,000,000 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

    75,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 26.8% (3)

14.	TYPE OF REPORTING PERSON

IN

(1) All of the shares beneficially held by the Ergen Two-Year 2009 DISH GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 205,187,102 shares of Class A Common Stock outstanding on September 3, 2010 and assuming conversion of the shares of Class B Common Stock held by the Ergen Two-Year 2009 DISH GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Ergen Two-Year 2009 DISH GRAT may be deemed to own beneficially would be approximately 16.9%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Ergen Two-Year 2009 DISH GRAT owns beneficially equity securities of the Company representing approximately 29.0% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

ITEM 4.                      Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the third quarter of 2010, Mr. Ergen receives an annuity amount from the 2008 GRAT under the trust agreement governing the 2008 GRAT. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution. On September 7, 2010, the 2008 GRAT distributed 15,642,193 shares of Class B Common Stock held by the 2008 GRAT to Mr. Ergen as an annuity payment and expired in accordance with its terms.

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on September 8, 2010.  See Items 11 and 13 of the cover pages to this Amendment No. 10 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes: (A) 2,135,923 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by GRAT #4; and (B) 4,245,151 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 10 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than as described herein.

                (d) Not applicable.

                (e) Not applicable.

ITEM 7.                     Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               CHARLES W. ERGEN

Dated: September 8, 2010                                                                                /s/ Charles W. Ergen
                                                                       Charles W. Ergen

                                                                CANTEY M. ERGEN

Dated: September 8, 2010                                                                               /s/ Cantey M. Ergen
                                                         Cantey M. Ergen

                                                                   2009 GRAT

Dated: September 8, 2010                                                                               /s/ Cantey M. Ergen
                                           Cantey M. Ergen, Trustee

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX
Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

                                       CHARLES W. ERGEN
Dated: September 8, 2010	/s/ Charles W. Ergen Charles W. Ergen

Dated: September 8, 2010	CANTEY M. ERGEN /s/ Cantey M. Ergen Cantey M. Ergen

Dated: September 8, 2010	2009 GRAT /s/ Cantey M. Ergen Cantey M. Ergen, Trustee